UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AFFIMED N.V.

Annual General Meeting Results

On June 26, 2024, Affimed N.V. (“Affimed” or the “Company”) held its Annual General Meeting of Shareholders (the “2024 AGM”). The final results of each of the agenda items submitted to a vote of the shareholders are below.

Agenda item 3: Adoption of the Statutory Annual Accounts for the financial year 2023

Affimed shareholders approved the adoption of the statutory annual accounts for the financial year 2023.

For	Against	Abstain	Broker Non-Votes
5,711,096	6,641	4,849	0

Agenda item 4: Discharge of the managing directors for their management during the financial year 2023

Affimed shareholders approved the discharge of the managing directors for their management during the financial year 2023.

For	Against	Abstain	Broker Non-Votes
5,201,420	399,482	121,684	0

Agenda item 5: Discharge of the supervisory directors for their supervision during the financial year 2023

Affimed shareholders approved the discharge of the supervisory directors for their supervision during the financial year 2023.

For	Against	Abstain	Broker Non-Votes
5,414,015	287,837	20,734	0

Agenda item 6(a): Reappointment of Dr. Andreas Harstrick as a managing director

Affimed shareholders approved the reappointment of Dr. Andreas Harstrick as a managing director.

For	Against	Abstain	Broker Non-Votes
5,548,623	33,159	140,804	0

Agenda item 6(b): Reappointment of Dr. Wolfgang Fischer as a managing director

Affimed shareholders approved the reappointment of Dr. Wolfgang Fischer as a managing director.

For	Against	Abstain	Broker Non-Votes
5,544,920	51,107	126,559	0

Agenda item 6(c): Reappointment of Ms. Denise Michele Mueller as a managing director

Affimed shareholders approved the reappointment of Ms. Denise Michele Mueller as a managing director.

For	Against	Abstain	Broker Non-Votes
5,513,920	81,694	126,972	0

Agenda item 8: Increase authorized share capital; Amendment of the articles of association

Affimed shareholders approved the proposal to increase authorized share capital; amendment of the articles of association.

For	Against	Abstain	Broker Non-Votes
5,216,584	461,983	44,019	0

Agenda item 9(a): Authorization of the Management Board to issue shares and/or grant rights to subscribe for shares

Affimed shareholders approved the authorization of the Management Board to issue shares and/or grant rights to subscribe for shares.

For	Against	Abstain	Broker Non-Votes
4,645,145	1,032,223	45,218	0

Agenda item 9(b): Authorization of the Management Board to restrict and/or exclude pre-emptive rights in connection with agenda item 9(a)

Affimed shareholders approved the authorization of the Management Board to restrict and/or exclude pre-emptive rights in connection with agenda item 9(a).

For	Against	Abstain	Broker Non-Votes
4,664,367	1,023,340	34,879	0

Agenda item 10: Cancellation of shares

Affimed shareholders approved the cancellation of shares.

For	Against	Abstain	Broker Non-Votes
4,843,558	50,084	828,944	0

Agenda item 11: Appointment of the auditor for the financial year 2024

Affimed shareholders approved the appointment of the auditor for the financial year 2024.

For	Against	Abstain	Broker Non-Votes
5,707,458	8,777	6,351	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: June 26, 2024	By:	/s/ Andreas Harstrick
Name: Andreas Harstrick
Title: Acting Chief Executive Officer, Chief Medical Officer

	By:	/s/ Denise Mueller
Name: Denise Mueller
Title: Chief Business Officer